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JUN 05 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2016 (MM/DD/YY) AND ENDING March 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

100 Larkspur Landing Circle, Ste 200

(No. and Street

OFFICIAL USE ONLY
FIRM ID NO.

Larkspur	**CA**	**94939**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **415-925-4310**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Edward Richardson, Jr., CPA

(Name – *if individual, state, last, first, middle name*)

15565 Northland Drive, Suite 508 West	**Southfield**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, **John K. Durden**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **KW Securities Corporation**, as of **March 31, 2017**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Financial Principal
Title

May 31, 2017

State of California, County of Alameda

Subscribed and sworn to before me
this 31st day of May 2016

____
Notary Public

NISHA RANI SINGH
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2072590
ALAMEDA COUNTY
My Comm. Exp. July 22, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2017

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle, Ste. 200
Larkspur, CA 94939

Report on the Financial Statements

I have audited the accompanying statement of financial condition of K W Securities Corporation as of March 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of K W Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K W Securities Corporation as of March 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of K W Securities Corporation financial statements. Supplemental Information is the responsibility of K W Securities Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 24, 2017

KW Securities Corporation
Statement of Financial Condition
March 31, 2017

Assets

Cash	$	7,915
Deposit with clearing-broker		50,000
Commissions receivable		12,036
Total assets	$	69,951

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses		8,343
Total liabilities		8,343
Stockholder's equity:		
Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained earnings		57,108
Total stockholder's equity		61,608
Total liabilities and stockholder's equity	$	69,951

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2017

Revenues:	
Commissions	$ 375,041
Interest and dividends	2,747
Other	6,183
Total revenues	383,971
Expenses:	
Management fees	32,268
Professional fees	20,980
Clearing and brokerage	22,642
Payroll and Commissions	274,188
Rent	6,000
Licenses, fees and other	36,119
Total expenses	392,197
Net income	$ (8,226)

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2017

	Capital Stock						
	Common Stock			Retained		Total Stockholder's	
	Shares	Amount		Earnings		Equity	
Balances, April 1, 2016	4,500	$	4,500	$	65,334	$	69,834
Net loss	-		-		(8,226)		(8,226)
Balances, March 31, 2017	4,500	$	4,500	$	57,108	$	61,608

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2017

Cash flows from operating activities:	
Net income	$ (8,226)
Adjustments to reconcile net income to net cash provided by operating activies:	
Increase in commissions receivable	1,446
Increase in accounts payable and accrued expenses	7,343
Total adjustments	8,789
Net cash provided by operating activities	563
Cash, beginning of year	7,351
Cash, end of year	$ 7,914

See Accompanying Notes to Financial Statements

KW Securities Corporation
Notes to the Financial Statements
March 31, 2017

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RBC Dain Correspondent Services (the "Clearing Broker") provides clearing services to the Company.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Commissions Receivable

The Company clears securities transactions through the Clearing Broker who collects commissions earned and remits to the Company its share of commissions collected. Commission receivable represent amounts due from the Clearing Broker.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2017.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2011.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 24, 2017 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $59,579 which was $34,579 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 14.00 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2017, the Company paid a net of $11,520 ($32,268 less $20,748 in allocated expenses) as a reimbursement to the Parent for its share of expenses; such payments are reported as "management fees" in the accompanying statement of operations.

5. Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at the Clearing Broker. As of March 31, 2017, the Company had $50,000 on deposit with the Clearing Broker.

6. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenues.

SUPPLEMENTARY INFORMATION

SCHEDULE I

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

Computation of Net Capital

Stockholder's Equity				$ 61,608
Non-Allowable Assets				
12B-1 Fees	$ 2,029			
Total Non-Allowable Assets		$ 2,029		
Net Allowable Capital				$ 59,579

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 556
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		25,000
Net Capital Requirement	25,000	
Excess Net Capital	34,579	

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 8,343	
Percentage of Aggregate Indebtedness to Net Capital		14.00 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2017	$ 59,579
Net Capital per Audit	$ 59,579
Reconciled Difference	0

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

KW Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2017

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2017

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2016 to March 31, 2017, which were agreed to K W Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating K W Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). K W Securities Corporation's management is responsible for K W Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including overpayment of ($4.64).

2. Compared audited Total Revenue for the period of April 1, 2016 through the March 31, 2017 with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting overpayment of $0.00.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, K W Securities Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 24, 2017

May 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2017

Dear Mr. Richardson Jr:

Please be advised that KW Securities Corporation. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2016 through March 31, 2017. K W Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis. KW Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 1980.

Lawrence Krause, the president of KW Securities Corporation, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2017.

Lawrence Krause has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected KW Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 925-4310.

Very truly yours,

KW Securities Corporation
Lawrence Krause
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2017

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 24, 2017

To the Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) K W Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which K W Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) K W Securities Corporation stated that K W Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. K W Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about K W Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA